SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

American Casino & Entertainment Properties LLC

(Name of Issuer)

Class A Membership Interests

(Title of Class of Securities)

Not Applicable

(CUSIP Number of Class of Securities)

Patrick F. Rice, Esq.

Goldman, Sachs & Co.
85 Broad Street
New York, New York 10004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

(continued on following pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) W2007/ACEP Managers Voteco, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 2 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stuart M. Rothenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 3 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brahm Cramer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 4 of 11 Pages)

SCHEDULE 13D

CUSIP No. N/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan Langer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(Page 5 of 11 Pages)

Item 1.	Security and Issuer.

        This statement on Schedule 13D relates to the Class A Membership Interests (“Class A Interests”) of American Casino & Entertainment Properties LLC, a Delaware limited liability company (the “Company”). The principal executive offices of the Company are located at 2000 Las Vegas Boulevard South, Las Vegas, Nevada 89104. The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference, and the responses to each item of this Schedule 13D is qualified in its entirety by the provisions of such Exhibits.

Item 2.	Identity and Background.

        (a) This statement is being filed jointly by W2007/ACEP Managers Voteco, LLC (“VoteCo”), Stuart M. Rothenberg (“Mr. Rothenberg”), Brahm Cramer (“Mr. Cramer”) and Jonathan Langer (“Mr. Langer” and together with VoteCo, Mr. Rothenberg and Mr. Cramer, the “Reporting Persons”). Messrs. Rothenberg, Cramer and Langer are the managing members of VoteCo and collectively hold all of the membership interests in VoteCo. The Reporting Persons are making this joint filing pursuant to the agreement (the “Joint Filing Agreement”) attached hereto as Exhibit 6. The Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that such a group exists.

        (b) The business address of the Reporting Persons is c/o Goldman, Sachs & Co. at 85 Broad Street, New York, New York 10004.

        (c) The principal business of VoteCo is its investment in the Class A Interests. Mr. Rothenberg’s principal occupation is head of the Real Estate Principal Investment Area (“REPIA”) of Goldman, Sachs & Co. (“Goldman Sachs”) and Chairman of the Investment Committee of Whitehall Street Global Real Estate Limited Partnership 2007 (the “Street Fund”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (the “Parallel Fund”) and Whitehall Street Global Real Estate Employee Master Fund 2007, L.P. (the “Employee Fund” and, together with the Street Fund and the Parallel Fund, the “Whitehall Funds”), which are part of a family of opportunistic real estate funds sponsored and managed by Goldman Sachs. Mr. Cramer’s principal occupation is Chief Operating Officer of REPIA of Goldman Sachs and he is also a member of the Investment Committee of the Whitehall Funds. Mr. Langer’s principal occupation is head of U.S. acquisitions and global head of hospitality and gaming investing for REPIA of Goldman Sachs. Goldman Sachs is a leading global investment banking, securities and investment management firm. The address of Goldman Sachs is 85 Broad Street, New York, New York 10004.

        (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

(Page 6 of 11 Pages)

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) VoteCo is a Delaware limited liability company, Messrs. Rothenberg and Langer are United States citizens and Mr. Cramer is a Canadian citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

        On February 20, 2008, in connection with the closing of the transactions (the “Acquisition”) contemplated by the Membership Interest Purchase Agreement, dated as of April 22, 2007 (the “Purchase Agreement”), which was amended by the First Amendment to Membership Interest Purchase Agreement, dated as of September 12, 2007 (the “First Amendment”), and the Second Amendment to Membership Interest Purchase Agreement, dated as of February 8, 2008, by and among American Entertainment Properties Corp. (“AEP”) and VoteCo (as assignee of W2007/ACEP Holdings, LLC (“Holdings”) pursuant to the Assignment and Assumption Agreement, dated December 4, 2007), AEP sold all the issued and outstanding membership interests of the Company to VoteCo. The membership interests of the Company acquired by VoteCo were redeemed and canceled pursuant to the terms of the Amended and Restated Limited Liability Company Agreement of the Company (the “Amended Operating Agreement”), which is Exhibit 3 to this Schedule 13D and is incorporated by reference herein, entered into by the Company, VoteCo and Holdings upon the consummation of the Acquisition. VoteCo acquired 100% of the Company’s voting securities by purchasing 100% of its newly issued Class A Interests in exchange for consideration in the amount of $30. The source of funds used by VoteCo to purchase the Class A Interests was working capital contributed to VoteCo from the personal funds of Messrs. Rothenberg, Cramer and Langer. The Purchase Agreement is Exhibit 1 to this Schedule 13D and is incorporated herein by reference. The First Amendment is Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

        Pursuant to a Transfer Restriction Agreement (the “Transfer Restriction Agreement”), dated as of February 20, 2008, among the Reporting Persons and Holdings, Holdings has the option (which it must transfer to an Approved Purchaser (as defined herein), subject to certain exceptions) to purchase the Class A Interests held by VoteCo upon the happening of certain events for the original purchase price paid by VoteCo for such securities plus an interest factor, as described in the Transfer Restriction Agreement. The Transfer Restriction Agreement is attached hereto as Exhibit 4 and is incorporated herein by reference.

(Page 7 of 11 Pages)

Item 4.	Purpose of Transaction.

        The Class A Interests acquired by the Reporting Persons were acquired to obtain 100% of the voting interest in the Company.

        Under the Company’s Amended Operating Agreement, the purchase of the Class A Interests by VoteCo entitles VoteCo to appoint the members of the Board of Directors of the Company. On February 20, 2008, VoteCo appointed each of Messrs. Rothenberg, Cramer and Langer as a member of the Company’s Board of Directors. Pursuant to the Company’s Amended Operating Agreement, holders of Class A Interests will be entitled to one vote per interest in all matters to be voted on by the Company’s voting members.

        Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

        (a) As of February 20, 2008, VoteCo beneficially owns 30 Class A Interests representing 100% of the outstanding Class A Interests. As of February 20, 2008, Messrs. Rothenberg, Cramer and Langer, as the members of VoteCo, are deemed to beneficially own 30 Class A Interests representing 100% of the outstanding Class A Interests.

        (b) Each of the Reporting Persons has shared power to vote or direct the vote and, subject to the Transfer Restriction Agreement described below, shared power to dispose or direct the disposition of 30 Class A Interests. VoteCo’s power to dispose of such Class A Interests is subject to the Transfer Restriction Agreement, pursuant to which VoteCo may not transfer any Class A Interests, except as provided in such Transfer Restriction Agreement. See “Item 6. Contracts, Arrangements, Understandings of Relationships with Respect to Securities of the Issuer.”

        (c) On February 20, 2008, VoteCo, under the direction of Messrs. Rothenberg, Cramer and Langer, purchased 30 Class A Interests at an aggregate purchase price of $30 pursuant to the Amended Operating Agreement.

        (d) None.

        (e) Not applicable.

(Page 8 of 11 Pages)

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The responses to Items 3 and 4 are incorporated herein by this reference.

        The Transfer Restriction Agreement provides, among other things, that (i) Holdings has the option to purchase Class A Interests from VoteCo in connection with sales of Class B Membership Interests of the Company by Holdings to a proposed purchaser who, in connection with such proposed sale, has obtained all licenses, permits, registrations, authorizations, consents, waivers, orders, findings of suitability or other approvals required to be obtained from, and has made all filings, notices or declarations required to be made with, all gaming authorities under all applicable gaming laws (an “Approved Purchaser,” and such sale, an “Approved Sale”), and (ii) VoteCo will not transfer ownership of Class A Interests owned by it except pursuant to such option of Holdings. The Transfer Restriction Agreement provides that, unless Holdings otherwise receives approval from applicable gaming authorities, Holdings will assign such option to the applicable Approved Purchaser. The exercise price of Holdings’ option on Class A Interests has been set to reimburse VoteCo its original cost of acquiring such Class A Interests, plus interest accruing at a rate of 6% per year on the original purchase price.

        The Amended Operating Agreement provides that no membership interests or other securities issued by the Company and no interest therein or claim or charge thereto may be transferred, except in accordance with the provisions of the Gaming Laws (as defined in the Amended Operating Agreement) and the regulations promulgated thereunder.

        In connection with the application by Messrs. Rothenberg, Cramer and Langer to the Nevada Gaming Commission and other regulatory authorities for approval to participate in the management of gaming operations at the hotel/casino properties owned by the Company (the “Gaming Operations”) in connection with the acquisition of Class A Interests, The Goldman Sachs Group, Inc. (“GS Group”) and Goldman Sachs (collectively, “Goldman”) and Messrs. Rothenberg, Cramer and Langer have agreed that Goldman will not take any action to influence Messrs. Rothenberg, Cramer and Langer in the exercise of their management or voting rights in respect of Gaming Operations, and Goldman has authorized Messrs. Rothenberg, Cramer and Langer to exercise such rights independently of, and without consultation with, Goldman. The Letter Agreement setting forth this agreement is attached hereto as Exhibit 5 and is incorporated herein by reference.

        Except as set forth above and described in Items 3 and 4, none of the Reporting Persons nor any other person disclosed in Item 2 has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Company.

(Page 9 of 11 Pages)

Item 7.	Material to be Filed as Exhibits.

Exhibit	Name

1	Membership Interest PurchaseAgreement, dated as of April 22, 2007, by and among American Entertainment Properties Corp. and W2007/ACEP Holdings, LLC.*

2	First Amendment to Membership Interest Purchase Agreement, dated as of September 12, 2007, by and among American Entertainment Properties Corp. and W2007/ACEP Holdings, LLC.**

3	Amended and Restated Limited Liability Company Agreement, dated as of February 20, 2008, for American Casino & Entertainment Properties LLC.***

4	Transfer Restriction Agreement, dated as of February 20, 2008, by and among Messrs. Rothenberg, Cramer and Langer, W2007/ACEP Holdings, LLC and W2007/ACEP Managers Voteco, LLC.****

5	Letter, dated May 11, 2007, among The Goldman Sachs Group, Inc. and Goldman, Sachs & Co. and Messrs. Rothenberg, Cramer and Langer.

6	Joint Filing Agreement, dated March 3, 2008.

_______________

* Incorporated by reference to Exhibit 10.45 to American Entertainment Property Corp.’s Form 8-K (SEC File No. 001-09516), filed on April 24, 2007.

** Incorporated by reference to Exhibit 2.2 to American Casino & Entertainment Properties LLC’s Form 10-12G (SEC File No. 000-52975), filed on December 12, 2007.
*** Incorporated by reference to Exhibit 3.01 to American Casino & Entertainment Properties LLC’s Form 8-K (SEC File No. 000-52975), filed on February 26, 2008.

**** Incorporated by reference to Exhibit 4.01 to American Casino & Entertainment Properties LLC’s Form 8-K (SEC File No. 000-52975), filed on February 26, 2008.

(Page 10 of 11 Pages)

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2008

W2007/ACEP Managers Voteco, LLC
By:	/s/ Stuart M. Rothenberg

	By: Title:	Stuart M. Rothenberg Manager

/s/ Stuart M. Rothenberg

Stuart M. Rothenberg

/s/ Brahm Cramer

Brahm Cramer

/s/ Jonathan Langer

Jonathan Langer

(Page 11 of 11 Pages)